1 Himalaya Shipping – H1 2023 result presentation 10 August 2023

2 Disclaimer and Important Information THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY JURISDICTION. THIS PRESENTATION DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS MATERIAL TO AN INVESTOR. This presentation relating to Himalaya Shipping Ltd. and its subsidiaries (the “Company”) has been prepared on a confidential basis, solely for use as an investor presentation, is provided for informational purposes only and for purposes of considering an opportunity to participate in a potential offering of its securities which is under consideration, and is to be maintained in strict confidence. 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3 Highlights 1H 2023 Highlights: • Completed Initial Public Offering (“IPO”) in the U.S. in April 2023, raising net equity proceeds of $44.9 million including the partial exercise of the Greenshoe option. • Successful delivery and commencement of operations of four Newcastlemax dual fuel newbuildings, generating total operating revenues of $8.2 million, an average time charter equivalent earnings of approximately US$25,700/day, gross. • Cash and cash equivalents of $24.2 million at the end of the first half of 2023. • EBITDA of $4.2 million for the six months ended June 30, 2023. • Final installments of vessels delivered financed by sale and leaseback facility provided by wholly-owned subsidiaries of AVIC International Leasing Co. (“AVIC”) totalling $200.0 million. • Installment payments of five newbuilding vessels totalling $48.0 million financed by pre-delivery financing with CCBFL and Jiangsu. • Secured time charter agreements for two vessels for 22 to 26 months' time charter commencing between January and July 2024, plus an option for a further 11 to 13 months. Both vessels will earn an index-linked rate plus premium plus scrubber benefits. Subsequent events: • Delivery of Mount Matterhorn in July 2023 and commencement of its 32-to-38 month index-linked time charter. • Completed LNG bunkering of “Mount Norefjell” and “Mount Matterhorn” in July 2023.

4 Key Financials 1H 2023 Income statement Comments US$ millions, except per share data 1H 2023 Operating revenues 8.2 Vessel operating expenses (2.0) Voyage expenses and commission (0.2) General and administrative expenses (1.8) Depreciation and amortization (2.4) Total operating expenses (6.4) Operating profit 1.8 Interest expense (2.9) Other financial items (0.0) Total financial expense, net (2.9) Tax expense - Net loss (1.1) Loss per share (0.03) • Net loss of $1.1 million • Operating profit of $1.8 million • EBITDA of $4.2 million • Operating revenues of $8.2 million on four vessels delivered. Average time charter equivalent earnings of approx. US$25,700/day, gross. • Vessel operating expenses of $2.0 million. Average vessel operating expenses of approx. $6,200 per day per vessel. • General and administrative expenses of $1.8 million, including $0.1 million in share-based compensation, $0.6 million in management fees including $0.2 million of IPO expenses. • Interest expense of $2.9 million on the sale & leaseback financing less interest capitalized.

5 Key Financials 1H 2023 Balance Sheet Summary Comments US$ millions June 30, 2023 December 31, 2022 Total assets 459.8 177.8 Total equity 134.4 90.3 Cash and cash equivalents 24.2 0.3 Vessels and equipment 286.8 - Newbuildings 143.6 176.1 Short-term and long-term debt 305.9 67.5 • Cash increased by $19.9 million primarily as a result of: • Net cash provided by financing activities of $284.0 million from net proceeds of $44.9 million on the U.S. IPO, drawdown on sale & leaseback financing of $200.0 on delivery of vessels and pre- delivery financing of $48.0 million on newbuilding installments; • Net cash used in operating activities of $3.5 million, which includes settlement of fees under the Corporate Services Agreement of $2.7 million and prepayment of interest and insurance of $2.1 million and $1.5 million, respectively. • Net cash used in investing activities of $256.6 million mainly on the delivery of the four vessels and newbuilding installments. • Vessels and equipment increased as a result of delivery of four vessels.

6 The investment thesis

7 0 50 100 150 200 250 300 350 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022 Ac tiv e Sh ip ya rd s, T ot al No. Active Shipyards, Global 20,000+ dwt The right timing 25 year low orderbook at 5% Significant reduction in yard capacity Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) (59%) 118 5 0 20 40 60 80 100 120 140 1996 1999 2002 2005 2008 2011 2014 2017 2020 2023 Capesize orderbook % of fleet

8 Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 313 ships – 15% 1,072 ships – 52% 680 ships – 33% The right timing 1. Capesize including sub-categories Newcastlemax and VLOC 2. Capesize fleet defined as all vessels delivered since 1996 until year-end 2022. 3. Non-compliant illustrated by vessels delivered before 2008, facing non-compliance illustrated by vessels delivered after 2008 but before 2015, and vessels unaffected illustrated by vessels delivered after 2015. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023, and Company assumptions Older vessels (non-eco) at risk 67% of Capesize vessels likely facing non-compliance by 2030 due to EEXI & CII C ap es iz e fle et a ve ra ge a ge ( ye ar s) Year # vessels scrapped p.a. Cum. scrapping candidates as % fleet2 (if scrapped @ 20 years) (@ 20 years) 2023 27 1% 2024 40 3% 2025 47 6% 2026 58 9% 2027 56 12% 2028 45 14% 2029 110 20% 2030 212 31% 2031 251 44% 2032 214 55% 1,385 ships – 67% N um be r o f C ap es iz e ve ss el s de liv er ed b y ye ar 9.5 5 6 7 8 9 10 11 12 0 50 100 150 200 250 300 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 Capesize delivery (LHS) Capesize avg. age (RHS)

The right ships

43% more CO_2 efficient than a standard Capesize[4]

CO_2 pr day (mT)



CO_2
138
78
(43%)
180k dwt 2014/15 built Capesize vessel
Himalaya Newcastlemax LNG propulsion

Fleet overview

Ship	Price[1,2] ($m)	Yard	Size (DWTk)	Ship type	Estimated delivery date[3]
Mount Norefjell	**70.2**	NTS	210	DF Newcastlemax	Mar-23
Mount Ita	**70.2**	NTS	210	DF Newcastlemax	Mar-23
Mount Etna	**70.2**	NTS	210	DF Newcastlemax	Apr-23
Mount Blanc	**70.2**	NTS	210	DF Newcastlemax	Jun-23
Mount Matterhorn	**72.1**	NTS	210	DF Newcastlemax	Jul-23
Mount Neblina	**72.1**	NTS	210	DF Newcastlemax	Aug-23
Mount Bandeira	**72.1**	NTS	210	DF Newcastlemax	Jan-24
Mount Hua	**72.1**	NTS	210	DF Newcastlemax	Jan-24
Mount Elbrus	**72.6**	NTS	210	DF Newcastlemax	Jan-24
Mount Denali	**72.6**	NTS	210	DF Newcastlemax	May-24
Mount Aconcagua	**72.6**	NTS	210	DF Newcastlemax	Jul-24
Mount Emai	**72.6**	NTS	210	DF Newcastlemax	Jul-24
Total / Average	**859.7 / 71.6**				

1. Purchase price including variations orders, deducted Address Commissions, and cost of scrubbers ($2.4 million per vessel). 2. Address Commission to be deducted from the purchase price at delivery. 3. The contractual delivery dates are on an «on or before» basis, and the delivery dates being the basis for the Presentation are the latest indicated target delivery dates from New Times, which for some vessels are earlier dates than New Times' contractual deadline for delivery. 4. When running on LNG, basis 43 mT pr day fuel consumption and 3.2 CO_2 pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 CO_2 pr mT for a Himalaya newbuild. Source: Bloomberg and Company estimates

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10 1. 2022 average of the 5 T/C Routes for Baltic Capesize Index of $16,177. 2. Scrubber benefit based on VLSFO – HSFO spread of $236 basis Singapore bunkering for average January 2023. 3. Premium achieved will depend on the terms Himalaya Shipping is able to achieve in contracts entered into, including the variable scrubber earnings. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023, Bloomberg and Company estimates Fuel flexibility unlocking premium potential vs. conventional vessels The right ships 2022 average Capesize Index1 17% larger cargo intake • 175k tonnes BIMCO BCI 5TC 2014-built Capesize • 205k tonnes Himalaya DF LNG Newcastlemax 26% lower laden fuel consumption • 43 mT3 BIMCO BCI 5TC 2014- built Capesize • 32 mT3 Himalaya DF LNG Newcastlemax ~30% scrubber earnings premium potential2 ~70% potential3 when reflecting theoretical size and fuel benefits combined with scrubber premium 16 200 2 754 4 212 4 858 28 024 $/day

11 LNG @ discount LNG @ discount Seasonality in LNG markets offer opportunity to bunker in LNG Any future carbon tax likely to make LNG a more appealing alternative HSFO preferred fuel with scrubber Some seasonal opportunities to use LNG The right ships LNG expected to be at a discount to VLSFO by 2026 1. HSFO = high Sulphur fuel oil, VLSFO = very low Sulphur fuel oil 2. Calorific adjusted kj/kg 40,500 (HSFO), 41,200 (VLSFO), 50,000 (LNG). Data shown from December 2018 through February 2023 reflect spot prices for respective fuels, data shown from March 2023 onward reflect forward curves for respective fuels. 3. Implied scrubber-driven savings illustrated 27.4 tonnes/day consumption, 75% retention of scrubber premium by the Company. LNG-driven saving illustrated by 22.7 tonnes/day consumption for LNG and 27.4 tonnes/day consumption for VLSFO, and $600/tonne VLSFO and $600/tonne LNG and spread based on increasing VLSFO. Source: Bloomberg and Company assumptions $/tonne, calorific value adjusted1,2 0 500 1,000 1,500 2,000 2,500 3,000 Dec-18 Oct-20 Aug-22 Jun-24 Apr-26 Feb-28 Dec-29 LNG HSFO VLSFO Himalaya ships bunkering LNG in July 2023

12 Value of ship (average purchase price) $m 71.6 Financing (average debt financing)1 " 63.1 Loan to purchase price % 88% Fixed bareboat day-rate2 $/day 16,567 Scrubber financing3 $/day 841 Estimated Opex " 6,200 Estimated SG&A " 732 Estimated cash break-even " 24,340 Estimated scrubber benefit when sailing4 $/day (2,050) Earnings premium5 42% (6,600) Capesize equivalent cash break-even rate $/day ~15,700 The right financing Estimated cash break-even of a fully delivered basis 1. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $100 basis Singapore bunkering for average August 2023 for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. 5. 8 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023 and Company estimates Last upcycle Capesize rates vs. est. equivalent cash break-even 1 year Capesize timecharter rates 2003 – 2010, ($/day) 0 50,000 100,000 150,000 200,000 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 ~ 15,700 Oct 2008 118.4% Orderbook to fleet %Dec 2003 20.2% Orderbook to fleet %

13 Himalaya has a brand new fleet No need for investments in fleet renewal Return cash-flow after debt service to shareholders Ambition to pay monthly dividends once ships are delivered The right strategy In the last cycle you made 6x just owning the assets Capital discipline $61k/day + 41% premium + $4.8k/day scrubber benefit. Cash break-even of $24.4k/day

Summary

1 **The right timing – record low orderbook and limited yard capacity**

2 **The right ships – reduction in CO_2 emissions[3] by >40% when running on LNG – earnings significant premium to Capesize index rates**

3 **The right financing – fixed interest rate interest secures low CBE**

4 **The right strategy – capital discipline and full alignment**



Sea trial Mount Norefjell, *November 2022*

1. Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) 2. Based on 6 index-linked charters with a contracted premium to BCI 5TC of 40-42% 3) Basis 43 mT pr day fuel consumption and 3.2 CO_2 pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 CO_2 pr mT for a Himalaya newbuild.

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